Exhibit 99

ALLETE 2008 10-K

	For Release:	February 13, 2009
	Contact:	Tim Thorp
218-723-3953
tthorp@allete.com

NEWS

ALLETE, Inc. reports 2008 earnings of $2.82 per share

ALLETE, Inc. (NYSE: ALE) today reported 2008 earnings of $2.82 per share, compared with 2007 earnings of $3.08.  Net income for 2008 was $82.5 million on operating revenue of $801 million, versus 2007 net income of $87.6 million and operating revenue of $841.7 million.

“ALLETE achieved 2008 earnings within the guidance range we projected at the end of 2007,” said Don Shippar, ALLETE’s Chairman, President and Chief Executive Officer. “We’re pleased to have met our financial expectations despite the difficult economic environment.”

The Regulated Operations segment recorded net income of $67.9 million during the year. The company received additional revenue from a wholesale electric rate increase and from interim retail rates now under review by the Minnesota Public Utilities Commission. ALLETE also recorded higher income from its investment in the American Transmission Company due to a higher investment balance.

Electric sales to other power suppliers declined in 2008 due to the expiration of two sales contracts. The company also incurred higher operations and maintenance expense, depreciation, and interest expense during the year.

The Investments and Other segment recorded net income of $14.6 million in 2008 as harsh real estate market conditions in Florida persisted throughout the year. ALLETE recorded a gain on the sale of securities in the first quarter and a tax benefit in the third quarter of 2008.

In the fourth quarter of 2008, ALLETE earned 78 cents per share – one cent more than the corresponding period in 2007. Net income was $23.5 million on operating revenue of $196.1 million in 2008. ALLETE recorded net income of $22.2 million on operating revenue of $212.3 million during the fourth quarter of 2007.

“The current economic climate presents a challenge to us and to our customers,” Shippar said. The company will respond to the current economic downturn by managing costs and capital expenditures and by remarketing available power, he said.

Although the company expects little, if any, earnings from its ALLETE Properties investments in 2009, Shippar said he anticipated increased income from its investment in ATC. The company expects to meet the 2009 guidance ALLETE issued on December 5, 2008 – earnings of between $2.10 and $2.35 per share, from net income ranging from $67 million to $75 million.

ALLETE’s corporate headquarters are located in Duluth, Minnesota. ALLETE provides energy services in the upper Midwest and has real estate holdings in Florida. More information about the company is available on ALLETE’s Web site at www.allete.com.

The statements contained in this release and statements that ALLETE may make orally in connection with this release that are not historical facts, are forward-looking statements. Actual results may differ materially from those projected in the forward-looking statements. These forward-looking statements involve risks and uncertainties and investors are directed to the risks discussed in documents filed by ALLETE with the Securities and Exchange Commission.
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ALLETE, Inc.

Consolidated Statement of Income
For the Periods Ended December 31, 2008 and 2007
Millions Except Per Share Amounts
	Quarter Ended		Year to Date
	2008	2007	2008	2007
Operating Revenue	$196.1	$212.3	$801.0	$841.7
Operating Expenses
Fuel and Purchased Power	63.3	85.2	305.6	347.6
Operating and Maintenance	76.6	81.0	318.1	313.9
Depreciation	16.4	12.7	55.5	48.5
Total Operating Expenses	156.3	178.9	679.2	710.0
Operating Income from Continuing Operations	39.8	33.4	121.8	131.7
Other Income (Expense)
Interest Expense	(6.8)	(5.5)	(26.3)	(22.6)
Equity Earnings in ATC	4.1	3.3	15.3	12.6
Other	1.7	3.6	15.6	15.5
Total Other Income (Expense)	(1.0)	1.4	4.6	5.5
Income from Continuing Operations Before Minority
Interest and Income Taxes	38.8	34.8	126.4	137.2
Income Tax Expense	15.1	12.3	43.4	47.7
Minority Interest	0.2	0.3	0.5	1.9
Net Income	$23.5	$22.2	$82.5	$87.6

Average Shares of Common Stock
Basic	30.1	28.6	29.2	28.3
Diluted	30.2	28.7	29.3	28.4

Basic Earnings Per Share of Common Stock	$0.78	$0.78	$2.82	$3.09

Diluted Earnings Per Share of Common Stock	$0.78	$0.77	$2.82	$3.08

Dividends Per Share of Common Stock	$0.43	$0.41	$1.72	$1.64

Consolidated Balance Sheet
Millions
	Dec. 31,	Dec. 31,		Dec. 31,	Dec. 31,
	2008	2007		2008	2007
Assets			Liabilities and Shareholders' Equity
Cash and Short-Term Investments	$102.0	$46.4	Current Liabilities	$150.7	$137.1
Other Current Assets	150.3	168.1	Long-Term Debt	588.3	410.9
Property, Plant and Equipment	1,387.3	1,104.5	Other Liabilities	568.7	353.6
Investment in ATC	76.9	65.7	Shareholders' Equity	827.1	742.6
Investments	136.9	148.1
Other	281.4	111.4
Total Assets	$2,134.8	$1,644.2	Total Liabilities and Shareholders' Equity	$2,134.8	$1,644.2

	Quarter Ended		Year to Date
	December 31,		December 31,
ALLETE, Inc.	2008	2007	2008	2007
Income (Loss)
Millions
Regulated Operations	$21.4	$18.9	$67.9	$62.4
Investments and Other	2.1	3.3	14.6	25.2
Net Income	$23.5	$22.2	$82.5	$87.6
Diluted Earnings Per Share	$0.78	$0.77	$2.82	$3.08

Statistical Data
Corporate
Common Stock
High	$44.63	$46.48	$49.00	$51.30
Low	$28.28	$38.17	$28.28	$38.17
Close	$32.27	$39.58	$32.27	$39.58
Book Value	$25.37	$24.11	$25.37	$24.11

Kilowatt-hours Sold
Millions
Regulated Utility
Retail and Municipals
Residential	318.2	309.0	1,172.1	1,141.1
Commercial	343.9	339.5	1,371.6	1,373.1
Municipals	259.1	256.2	1,001.6	1,007.5
Industrial	1,725.7	1,838.3	7,191.9	7,053.5
Other	20.9	22.0	82.9	84.8
Total Retail and Municipal	2,667.8	2,765.0	10,820.1	10,660.0
Other Power Suppliers	556.3	548.5	1,800.3	2,157.3
Total Regulated Utility	3,224.1	3,313.5	12,620.4	12,817.3
Non-regulated Energy Operations	48.1	64.2	217.0	248.4
Total Kilowatt-hours Sold	3,272.2	3,377.7	12,837.4	13,065.7

Real Estate
Town Center Development Project
Non-residential Square Footage Sold	–	65,583	–	540,059
Residential Units	–	–	–	130

Palm Coast Park Development Project
Non-residential Square Footage Sold	–	–	–	40,000
Residential Units	–	200	–	606

Other Land
Acres Sold	167	33	219	483

This exhibit has been furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.